SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 0-20753

                           NOTIFICATION OF LATE FILING

      (Check One):  |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q

|_|   Form N-SAR
         For Period Ended:______________________________________________________
|_|   Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F        |_|  Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

      For the Transition Period Ended: 06/30/98

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 6: Management's Discussion and Analysis or Plan of Operation and Item 7: Financial Statements.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  SONICS & MATERIALS, INC.
                         -------------------------------------------------------

Former name if applicable_______________________________________________________

Address of principal executive office (Street and number)

53 Church Hill Road
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City, state and zip code  Newtown, Connecticut 06470
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
|X| thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)   The accountant's statement or other exhibit required by Rule
                  (c) 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Sonics & Materials, Inc. (the "Company") is unable to file Item 6, Management's Discussion and Analysis or Plan of Operation" and Item 7, "Financial Statements", without unreasonable effort or expense because of the following reasons:

1. Fiscal year 1998 was the first year that the Company included Tooltex, Inc., a company it acquired on July 25, 1997, in its consolidated financial statements. Since it was the first year to consolidate such subsidiary, it took the Company longer than anticipated to prepare its annual financial statements.

2. After the annual financial statements were prepared, the Company tested the financial covenants contained in its credit facility with a bank and discovered that it was no longer in compliance with two of its covenants. The facility with the bank was first entered into by the Company in September 1997 and subsequently amended in December 1997. The Company immediately discussed the situation with the bank and its auditors. The bank advised the Company that it needed time to review the financial condition of the Company and the financial covenants to determine whether it will grant a waiver of the covenants or modify the terms of the financial covenants. The bank has advised that such review can be completed within the 15 day time period prescribed by Rule 12b-25.

3. Due to the uncertainty surrounding the financial covenants, the Company has not been able to complete the annual financial statements and Management's Discussion and Analysis.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Lauren Soloff                       203                      270-4600
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      (Name)                          (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company expects to report a net loss of approximately $396,000, or $.11 per share, for fiscal year 1998. Compare to net income of $29,054, or $.01 per share, for fiscal year 1997.

                            SONICS & MATERIALS,INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 1998                    By /s/ ROBERT S. SOLOFF
                                              ------------------------------
                                              Robert S. Soloff
                                              Chairman and President


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